(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 0-23441

CUSIP Number: 739276103

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Power Integrations, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5245 Hellyer Avenue
Address of Principal Executive Office (Street and Number)

San Jose, California 95138
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously announced, the Company’s Board of Directors has formed a special committee to investigate the Company’s practices related to stock option grants to officers and directors, and related matters. At this time, the special committee has not completed its work or reached final conclusions and is continuing its review. The special committee has reached a preliminary conclusion that the actual dates of measurement for certain past stock option grants differed from the recorded grant dates for such awards. As a result, the Company expects to record additional non-cash charges for stock-based compensation expenses in prior periods. Based on the special committee’s preliminary conclusion, the Company expects that such non-cash charges will be material and that the Company may need to restate its historical financial statements for each of the fiscal years 1999 through 2004, and for the first three quarters of the fiscal year ended December 31, 2005. As a result, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2006 by the prescribed filing date of May 10, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Balu Balakrishnan, President and Chief Executive Officer	(408)	414-9200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not filed its Form 10-K for the fiscal year ended December 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the ongoing special committee investigation more fully discussed in Part III above, the Company is not in a position at this time to provide a reasonable estimate of any anticipated changes in results of operations from the quarter ended March 31, 2005 to the quarter ended March 31, 2006 that may be reflected in the earnings statements to be included in the Company’s First Quarter 2006 Form 10-Q.

Power Integrations, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By	/s/ Balu Balakrishnan
Balu Balakrishnan
President and Chief Executive Officer

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